

June 29, 2010

Mr. William D. Thomas, Treasurer and Chief Financial Officer
Mainland Resources Inc.
20333 State Highway 249, Suite 200
Houston, Texas 77070

> **Re:** **Mainland Resources Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed May 29, 2009**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed June 1, 2010**
> **Form 10-Q for the Fiscal Quarters Ended May 31, 2009,**
> **August 31, 2009, and November 30, 2009**
> **Filed July 9, 2009, October 13, 2009 and January 19, 2010**
> **Response Letter Dated June 4, 2010**
> **File No. 000-52782**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2009

General

1.   We note your response to prior comment 3. Provide management's analysis explaining how these facts were considered in your evaluation of disclosure controls and procedures and how these facts affected management's conclusion regarding the effectiveness of disclosure controls and procedures. Explain your basis for concluding that disclosure controls and procedures were effective in subsequent periods given that you did not discover and correct the error until spring 2010.

Form 10-K for the Fiscal Year Ended February 28, 2010

General

2.   We note that you no longer qualify as a smaller reporting company. Please ensure that you have provided all disclosure necessary for filers that do not qualify as a smaller reporting company. We note the following items:

- MD&A does not cover the last three years,

- Selected Financial Data is presented for only the last two years and in aggregate prior to the last two years (include last five years or each year ended since inception), and

- Summary Compensation Table includes data for only the last two years.

Please ensure that you also provide the required non-smaller reporting company disclosure for all Forms 10-Qs following the Form 10-K for the fiscal year ended February 28, 2009.

Internal Controls, page 13

3.   We note the omission of any provision for year-to-year reconciliation, "look back" analyses or reserve database security of the reserve estimates you have disclosed. Please expand your discussion to disclose whether such activities are included in your internal controls.

Qualifications of responsible technical persons, page 13

4.   You state that "Our Company's senior management, under the supervision of our Board of Directors, is responsible for the preparation of our estimates of proved reserves at February 28, 2010 and 2009." Please identify the person at the company primarily

responsible for overseeing the preparation of the reserves estimates, and the person at the company who receives the Ryder Scott report.

Summary of Developed and Undeveloped Acreage Interests, page 20

5.   It is not clear whether you have provided the disclosure regarding leases required by Item 1208(b) of Regulation S-K. Please advise or revise.

Financial Statements and Supplemental Data, page 43

6.   Please amend your Form 10-K for the fiscal year ended February 28, 2010 to provide three years of statements of operations, stockholders' equity and cash flows as required for accelerated filers. We refer you to Regulation S-X, Rules 3-02 and 3-04. Please ensure your financial statements are accompanied by an audit report that opines on all periods reported.

Statements of Cash Flows, page 49

7.   Please tell us the individual cash flow components of your net cash from (used in) discontinued operations that you have reported in operating activities on your statement of cash flows. Explain how you determined that each cash flow item has been properly classified as an operating activity. Note that FASB ASC Topic 230 does not support presenting cash flows from operating, investing, and financing activities of the discontinued operations all within the operating cash flow category. Examples of presentations that are considered to be acceptable are as follows:

- Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the 3 categories;
- Separately identifying the cash flows related to discontinued operations within each of the 3 categories; and,
- Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before net increase or decrease in cash and cash equivalents.

Please revise your presentation as appropriate or tell us how your current presentation complies with FASB ASC Topic 230.

Note 4 – Plan of Merger, page 60

8.   In your Form 8-K filed April 27, 2010, you stated you intend to provide pro forma financial information by July 7, 2010 to reflect the acquisition of American Exploration Corporation. Please explain whether you are also going to file financial statements of

American Exploration Corporation pursuant to Rule 3-05 of Regulation S-X. If not, please provide your analysis in accordance with Rule 1-02(w) demonstrating that the acquisition is not a significant acquisition.

Note 9 – Discontinued Operations, page 67

9.   We note that you have reported your promissory note due to Guggenheim Corporate Funding LLC and related deferred financing fees as assets and liabilities held for sale. Your disclosure on page 61 states that you are going to use a portion of the proceeds from the sale of your Haynesville assets in East Holly Field to retire your debt. Since the debt is not going to be assumed by Exco Operating Company, LP in connection with the sale of the assets, the debt is not part of the disposal group. Therefore, the debt and related deferred financing fees should be reported as 'held and used' as of February 28, 2010; that is, the debt and related deferred financing fees should not be reported as assets and liabilities held for sale at the balance sheet date. We refer you to FASB ASC Topic 360-10-15-4.b.1 and 360-10-20. Please revise your financial statements accordingly or clarify how your current reporting complies with FASB ASC Topic 360-10.

10.   Please tell us whether the accounts payable that you have reported as liabilities held for sale will transfer to Exco Operating Company, LP in connection with the sale of the assets. If not, please revise to include these liabilities as 'held and used' as of February 28, 2010.

11.   We note that you have filed a Form 8-K on April 27, 2010 to announce the disposition of your Haynesville Shale assets. We further note that you have filed an amended Form 8-K on June 22, 2010, whereby you have referred to your presentation of discontinued operations and assets and liabilities held for sale in your financial statements that were included in your Form 10-K for the fiscal year ended February 28, 2010. However, reference to these financial statements does not satisfy your obligation to file pro forma financial statements to reflect this disposition pursuant to Rule 11-01(a)(4) of Regulation S-X. Therefore, please file pro forma financial information that are in full compliance with Article 11 of Regulation S-X. Ensure that the pro forma adjustments only reflect activities that are directly attributable to the disposal transaction.

Note 10. Income Taxes, page 69

12.   Please explain why you have not recorded a deferred tax liability for your oil and gas properties. Explain whether the book and tax basis of these assets are the same as of February 28, 2010 and 2009.

Exhibit 99.1

Mr. William D. Thomas
Mainland Resources Inc.
June 29, 2010
Page 5

13.   Please provide the actual hydrocarbon prices used in the preparation of this report.

14.   The third party report should address all required items listed under Item 1202(a)(8) of
        Regulation S-K.   For example, it does not appear that the report provides a statement that
        (a) all assumptions, data, methods, and procedures used were appropriate for the purpose
        served by the report or (b) that Ryder Scott used all methods and procedures it considered
        necessary under the circumstances.

        You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief at
(202) 551-3461, if you have questions regarding comments on the financial statements and
related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with
any other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief